Exhibit 99.5

Points International Reports First Quarter 2009 Financial Results

Business Highlights:

  Quarterly Revenue of $21.1 Million, Up Over 30% Year-Over-Year

  Principal Revenue of $19.4 Million, Up 48% Year-Over-Year

  Partnerships Signed in 2008 Contributing to Revenue

  Focused Investment Strategy Positioning the Company for Long-Term Growth

  Company Reaffirms 2009 Guidance of Revenue in the Range of $85 Million to $95 Million With Third Straight Year of Positive EBITDA1

TORONTO, May 6, 2009 – Points International Ltd. ("Points") - (OTCBB: PTSEF, TSX: PTS) - the world’s leading loyalty reward solutions provider and owner of the Points.com portal - today announced results for the first quarter of 2009 ended March 31, 2009. Financial results are in US Dollars.

"Points began 2009 with 30% growth in total revenue and a 48% increase in principal revenue year-over-year, demonstrating solid overall results and strong execution, despite the most challenging economic environment in a generation," said CEO Rob MacLean. "We remain encouraged by the business prospects for the remainder of the year, overcoming a slow first few months of 2009 due to seasonality and the overall economy. We expect increased promotional efforts in conjunction with our partners to more than offset any economic pressures and furthermore we are benefitting from the investment we made in partner and product implementations last year as these are now increasingly contributing to revenue growth. Additionally, we are seeing positive usage patterns as members use Points to monetize their banked loyalty points and miles in order to save money in these tough times."

"We are generating over $230 million of revenue for our partners annually from less than 2% of their program members using the Buy, Gift, Transfer and array of other services we provide. Increasing this penetration of our e-Commerce services through targeted marketing, leveraging our unique data, and consistently improving our underlying technical infrastructure represents an enormous opportunity for both Points and our partners. This industry leadership, activity and knowledge are keys to our ability to continue to close a robust pipeline of new business opportunities. In parallel, we are enhancing the options available on the Points.com consumer side of our business where users can swap their points and miles for valuable products from leading retailers including Amazon, Borders, Home Depot, iTunes and Starbucks. Additionally we continue to build out our Global Points Exchange (GPX) where users of one loyalty program can trade miles directly with users of others. We are especially excited to have announced Continental Airlines OnePass’ upcoming participation in GPX, bringing the growing list of GPX participating programs to thirteen and we expect to continue to regularly add new programs this year. These are all components of a focused plan to bring increased content and information to www.points.com that will be complimented by an improved user flow and overall site design," added MacLean.

1 EBITDA [Earnings (loss) before interest, taxes, amortization foreign exchange and impairment] is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP).

First Quarter 2009 Financial Results

Total revenue was $21.1 million for the first quarter of 2009. Revenue grew 30% over the $16.2 million reported in the first quarter of 2008, and was down compared to $21.7 million in the fourth quarter of 2008. Principal revenue grew sharply to $19.4 million, up 48% over $13.0 million in the same period last year, and was down from $19.7 million in the fourth quarter of 2008. Commission revenue was $1.8 million, down from $2.9 million reported in the same period of last year and flat with the fourth quarter of 2008. Interest revenue was $35,000, a decrease from $277,000 reported in the same period last year and $216,000 in the fourth quarter of 2008.

Points reported a net loss for the first quarter of 2009 of $1.1 million, or ($0.01) per share. This compares to a net income of $801,760, or $0.01 per share in the same period in the previous year, and a net loss of $3.0 million or ($0.02) per share, in the fourth quarter of 2008, which included a $1.3 million impairment charge of long-lived assets and approximately $1.4 million of foreign exchange related charges.

During the first quarter of 2009, Points reported an EBITDA loss of $580,000, compared to positive EBITDA of $584,000 in the same period of 2008 and positive EBITDA of $41,000 in the fourth quarter of 2008. Approximately 50% of the year over year change was attributable to both a worldwide reduction in interest rates across currencies and the impact of some limited margin concessions made later in 2008 to certain partners and discussed in previous quarterly disclosures. There have been no further concessions made during the intervening period. The sequential change in first quarter EBITDA from fourth quarter 2008 was predominantly impacted by a combination of historical seasonal trends, and the continued deterioration of interest revenue.

As of March 31, 2009, Points’ total cash, comprised of cash and cash equivalents together with security deposits and amounts with payment processors, was $32.9 million, up from $31.0 million at the end of the fourth quarter of 2008. The Company carries no debt.

New Board Member

"We are pleased to welcome Bernay Box, a long-time shareholder and supporter of the company, to our Board of Directors. Bernay brings more than 20 years of investment insight to Points and we expect to benefit from his experience and contributions as we execute on our long-term strategy to drive growth and profits from our business," said Stephen K. Bannon, the Company’s Chairman.

Business Outlook

"The trajectory of our business metrics, combined with aggressive promotional plans from the leading loyalty programs around the world and sizable new business opportunities provide us with confidence to reaffirm our prior guidance calling for revenue growth in the range of $85 million to $95 million and a third year of positive EBITDA results. We are committed to an investment strategy not only focused on continued strong growth but also designed to generate positive cash over the year. A focused allocation of between $5-7 million of our planned operating costs in 2009 toward this aggressive growth will both bolster and diversify the e-Commerce business while expanding the features, content and depth of our consumer-based offerings and hastening the growth of Points.com, all while improving margins over time," concluded Mr. Bannon.

First Quarter 2009 Business Metrics

Total All Channels:

-

Total points/miles transacted during the first quarter was 2.7 billion, bringing the total cumulative points/miles transacted to 48.5 billion, a 33% increase over the first quarter of 2008

-

The total number of transactions decreased 12% versus the same quarter last year to approximately 320,000

Private Branded Channels:

-

Total points/miles transacted on products distributed through Points’ partner channels decreased 13% from the first quarter 2008 to 2.5 billion bringing the cumulative total to 43.6 billion

Points.com Channel:

-

Cumulative points/miles transacted reached approximately 4.9 billion during the first quarter of 2009 on Points.com, a 33% increase versus 2008

-

Cumulative registered users on Points.com increased 15% year-over-year to 2.2 million

			Q1/09		Q1/09
			vs.		vs.
	Q1/09	Q4/08	Q4/08	Q1/08	Q1/08
TOTAL ALL CHANNELS*
Points/Miles Transacted	2,727,601,671	3,057,918,099	-11%	3,084,632,504	-12%
# of Points/Miles Transactions	320,417	328,706	-3%	362,093	-12%
Cumulative Points/Miles
Transacted	48,536,068,687	45,808,467,016	6%	36,573,543,123	33%
PRIVATE BRANDED CHANNELS
Points/Miles Transacted	2,456,850,552	2,644,516,706	-7%	2,823,945,224	-13%
# of Points/Miles Transactions	298,101	300,526	-1%	342,908	-13%
Cumulative Points/Miles
Transacted	43,604,510,371	41,147,659,819	6%	32,855,273,571	33%
POINTS.COM CHANNELS
Points/Miles Transacted	270,751,119	413,401,393	-35%	260,687,280	4%
# of Points/Miles Transactions	22,316	28,180	-21%	19,185	16%
Cumulative Points/Miles
Transacted	4,931,558,316	4,660,807,197	6%	3,718,269,553	33%
Cumulative Registered Users	2,189,814	2,131,878	3%	1,905,213	15%

Note:
* Points/Miles transacted were restated for Q1 2008 to normalize activity from a loyalty program whose loyalty program currency is valued differently than other programs. This resulted in a decrease in overall metrics for those periods.

Investor Conference Call

Points’ quarterly conference call with Stephen K. Bannon, Chairman, Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO, will be held today at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial (888) 846-5003 ten minutes prior to the scheduled start time. International callers should dial (480) 629-9856. Points will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company’s Web site at www.pointsinternational.com

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 30 Best Travel Sites by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

Consumer Website: www.points.com
Corporate Website: www.pointsinternational.com

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). All statements, other than statements of historical fact are forward-looking statements. These forward-looking statements include statements relating to our guidance for 2009 with respect to revenue and EBITDA, statements relating to our objectives, strategic plans and business development goals, including our planned investment in the business for 2009, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions. Such forward-looking statements can generally be identified by words such as "will," "may," "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the revenue and EBITDA guidance, and planned investment in the business for 2009, assume that Points’ in-market products and services will continue to perform along historical growth curves and that transaction rates for newly launched products and services will grow in a manner consistent with the Company’s experience with its products in the market. In addition, known and unknown factors could cause actual results to differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" in Management's Discussion and Analysis filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' Annual Information Form, annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

For more information contact:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382

anthony.lam@points.com

Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722

alex@blueshirtgroup.com, or brinlea@blueshirtgroup.com

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	March 31,	December 31,
AS AT	2009	2008
ASSETS

CURRENT
Cash and cash equivalents	$25,190,950	$22,854,494
Funds receivable from payment processors	4,724,305	5,065,722
Short-term investments	777,079	791,880
Security deposits	2,170,392	2,249,582
Accounts receivable	2,324,043	2,447,525
Future income tax assets	460,000	600,815
Current portion of deferred costs	205,048	246,772
Prepaid and sundry assets	1,599,578	1,548,329
	37,451,395	35,805,119

PROPERTY AND EQUIPMENT	847,783	808,648
INTANGIBLE ASSETS	919,207	997,716
GOODWILL	4,204,755	4,204,755
DEFERRED COSTS	121,566	146,391
OTHER ASSETS	440,427	751,843
	6,533,738	6,909,353
	$43,985,133	$42,714,472
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$1,936,846	$3,217,409
Current portion of deferred revenue	947,408	1,087,059
Payable to loyalty program partners	29,622,565	25,966,589
	32,506,819	30,271,057

DEFERRED REVENUE	235,980	259,220
	32,742,799	30,530,277

SHAREHOLDERS’ EQUITY
ACCUMULATED OTHER COMPREHENSIVE LOSS	(2,566,230)	(2,566,230)
ACCUMULATED DEFICIT	(50,626,208)	(49,527,082)
	(53,192,438)	(52,093,312)

CAPITAL STOCK	56,662,421	56,662,421
CONTRIBUTED SURPLUS	7,772,351	7,615,086
	11,242,334	12,184,195
	$43,985,133	$42,714,472

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED MARCH 31,	2009	2008
REVENUE
Principal	$19,359,597	$13,041,025
Commission	1,751,011	2,892,811
Interest	35,375	276,916
	21,145,983	16,210,752
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	16,940,505	10,734,934
Employment costs	2,770,657	2,746,834
Processing fees and related charges	585,536	822,550
Marketing and communications	467,877	361,658
Technology services	206,918	201,671
Amortization of property and equipment	82,703	111,387
Amortization of intangible assets	88,878	133,855
Amortization of deferred costs	1,629	120,360
Foreign exchange loss / (gain)	191,806	(884,784)
Operating expenses	754,505	759,385
	22,091,014	15,107,850

OPERATING (LOSS) / INCOME – before undernoted	(945,031)	1,102,902

Interest on preferred shares	-	291,061
Interest and other charges	13,280	10,081

(LOSS) / INCOME BEFORE INCOME TAXES	(958,311)	801,760

Provision for future income taxes	140,815	-

NET (LOSS) / INCOME	$(1,099,126)	$801,760

(LOSS) / EARNINGS PER SHARE
Basic	($0.01)	$0.01
Diluted	($0.01)	$0.01

DEFICIT – Beginning of period	$(49,527,082)	$(45,972,044)
NET (LOSS) / INCOME	(1,099,126)	801,760
DEFICIT – End of period	$(50,626,208)	$(45,170,284)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED MARCH 31,	2009	2008
COMPREHENSIVE (LOSS) / INCOME
Net (loss) / income for the period	$(1,099,126)	$801,760
Comprehensive (loss) / income	$(1,099,126)	$801,760

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance - Beginning of period	$(2,566,230)	$(2,566,230)
Balance – End of period	$(2,566,230)	$(2,566,230)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED MARCH 31,	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) / income	$(1,099,126)	$801,760
Items not affecting cash
Amortization of property and equipment	82,703	111,387
Amortization of deferred costs	1,629	120,360
Amortization of intangible assets	88,878	133,855
Future income taxes	140,815	-
Unrealized foreign exchange loss / (gain)	317,182	(880,731)
Employee stock option expense	157,265	162,007
Interest on Series Two and Four preferred shares	-	291,061
Changes in non-cash balances related to operations	3,081,698	6,298,049

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	2,771,044	7,037,748

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(121,838)	(92,905)
Additions to intangible assets	(10,369)	(76,253)
Purchase of short-term investments	-	(4,975,494)
CASH FLOWS USED IN INVESTING ACTIVITIES	(132,207)	(5,144,652)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments	-	(5,927)
Issuance of capital stock on exercise of stock options
and warrants	-	93,296
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	-	87,369

EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN
FOREIGN CURRENCY	(302,381)	86,252

INCREASE IN CASH AND CASH EQUIVALENTS	2,336,456	2,066,717

CASH AND CASH EQUIVALENTS – Beginning of the period	22,854,494	21,535,978
CASH AND CASH EQUIVALENTS – End of the period	$25,190,950	$23,602,695

Supplemental Information
Interest Received	$48,239	$273,932
Interest Paid	$3,486	$1,077